ADMINISTRATIVE SERVICES AGREEMENT

This Agreement is entered into by and between Calamos Asset Management, Inc. (“Adviser”) and Kansas City Life Insurance Company (“Company’) concerning performance of certain administrative services.

1.           This Agreement shall be executed and become effective contemporaneously with that certain Participation Agreement among Adviser and Calamos Insurance Trust (Fund) and Calamos Financial Services, Inc. (Underwriter) with Company. This Agreement may be executed in duplicate originals. It may not be amended except in a writing signed by the parties hereto.

2.           Administrative services to the variable contract owners under the Participation Agreement shall be the responsibility of the Company and shall not be the responsibility of any other party to the Participation Agreement. Administrative services which the Company shall provide will include, but are not limited to: mailing Fund reports, notices, proxies, proxy statements and other informal materials to variable contract owners; providing various reports for the Fund and for submission to the Fund’s Board of Trustees; and the provision of shareholder support services with respect to the designated portfolios as identified in Schedule A of the Participation Agreement.

3           Adviser recognizes Company as the sole shareholder of Fund shares purchased under the Participation Agreement on behalf of certain separate accounts. Adviser further recognizes that it will derive a substantial savings in administration expenses by virtue of having a sole shareholder of record of Fund shares purchased under the Participation Agreement, rather than having multiple shareholders of record. Types of administrative expenses for which the Fund will derive such savings include maintenance of books and records, purchase and redemption orders, reporting, Fund-related contract owner services and other administrative support services.

4.           In consideration of the anticipated savings from such arrangement, and to compensate the Company for its services, the Adviser agrees to pay the Company on a quarterly basis 3.75 basis points (.0375%) [i.e. .15% on an annual basis] of the average aggregate monthly amount invested by the Company in the Designated Portfolios under the Participation Agreement. The average aggregate amount invested by the Company over a one month period shall be computed by totaling the Company’s aggregate investment (share net asset value multiplied by total number of shares held by the Company) on each business day during the month, and dividing that sum by the total number of business days during the month. The Adviser will calculate the payment of administrative service expenses at the end of each calendar quarter and will make such payment to the Company within 15 days after the end of each calendar quarter. Adviser will furnish the Company (with the payment check if payment is made by check) a statement showing the calculation of the amount paid by Adviser, with such other supporting data as the Company may reasonably request. Payment of such amounts by the Adviser will not increase the fees paid by the Fund, the Designated Portfolios or their shareholders. Proration will be made for partial months.

5.           The parties agree that payments to the Company pursuant to this Agreement are for administrative services only, and do not constitute payment in any manner for investment advisory services or costs of distribution.

6.           This Agreement shall remain in effect so long as the Company provides administrative services as contemplated herein.

In Witness Whereof, the parties have executed this Administrative Services Agreement on the dates set out opposite their names.

Calamos Asset Management, Inc.

By:  /s/ John P. Calamos

Title:  President

Date:  4-15-99

Kansas City Life Insurance Company

By:  /s/ Richard L. Finn

Title:  SVP

Date:  4-9-99